UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission File Number : 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B. Name of issuer of the securities help pursuant to the plan and the address of its principle executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana, 46601

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009,

and the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 28, 2011

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Cash	$–	$1,149

Receivables:
Notes receivable from participants	1,078,123	1,066,708
Employer contributions receivable	3,985,659	4,013,463
Total receivables	5,063,782	5,080,171

Investments at fair value:
Mutual funds	64,511,065	56,289,974
1st Source Corporation common stock	28,428,375	20,310,391
1st Source Bank common trust funds	30,301,319	28,077,246
Short-term investment fund	106,978	106,330
Total investments	123,347,737	104,783,941

Accrued investment income	2	6
Total assets	128,411,521	109,865,267

Liabilities
Corrective distributions payable	97,036	–
Trade payable	21,570	–
Total liabilities	118,606	–

Net assets available for benefits, at fair value	128,292,915	109,865,267
Adjustment from fair value to contract value
for benefit-responsive investment contracts	(281,171)	(88,947)
Net assets available for benefits	$128,011,744	$109,776,320

See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment income	$2,081,855

Interest income on notes receivable from participants	68,697

Contributions:
Employer – cash	1,565,637
Employer – noncash	2,420,022
Participants	4,304,738
Rollover	358,489
8,648,886

Net realized and unrealized appreciation in fair value of investments	12,112,553
Total additions	22,911,991

Deductions
Benefits paid to participants	4,546,073
Administrative fees	130,494
Total deductions	4,676,567

Net increase in net assets available for benefits	18,235,424

Net assets available for benefits:
Beginning of year	109,776,320
End of year	$128,011,744

See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

General

The 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) is a defined-contribution plan offered to all employees of 1st Source Corporation (1st Source) and its subsidiaries who have at least 90 consecutive days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2011, eligible participants are automatically enrolled in the Plan once they have completed 90 consecutive days of service unless they affirmatively decline to participate.

Contributions

Participants are permitted to defer 100% of their annual pretax compensation up to $16,500, as defined by Internal Revenue Service (IRS) limits, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,500 in 2010 and 2009, called catch-up contributions, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 different fund options, one of which consists of 1st Source common stock.

The Plan provides for the following 1st Source contributions:

Matching contribution – contribution is discretionary. The first 4% of a participant’s eligible compensation contributed to the Plan is matched 100% and the next 2% of a participant’s eligible compensation contributed to the Plan is matched 50%.

2% Employer Contribution – equals 2% of each eligible participant’s eligible annual compensation.

Discretionary Profit Sharing contribution – contribution is discretionary and determined annually by the Board of Directors.

Regular contribution – contribution is discretionary and determined annually by the Board of Directors.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee.

Participant Accounts

The Plan provides participants with an Employee Stock Ownership Plan (ESOP) account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elected to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

Each participant’s account is credited with the participant’s contribution and an allocation of: (a) 1st Source’s contribution, and (b) the Plan’s earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting of the 1st Source Employer Contributions, including Match, 2% Employer Contribution, Discretionary Profit Sharing, and regular contributions, is based on years of credited service. A credited Year of Service is at least 1,000 hours worked in a 12-month period. A participant is 100% vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeitures of nonvested terminated participants’ accounts are used to pay plan expenses and offset employer contributions. The amount of forfeitures was $138,200 for 2010.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed five years.

Payment of Benefits

On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Benefits of money purchase account amounts are subject to joint survivor and annuity requirements.

Plan Termination

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Human Resources Department.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a terminated participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the terminated participant’s vested balance is reduced and a benefit payment is recorded.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with United States generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The 1st Source Bank Guaranteed Income Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

U.S. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data.

The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy and its applicability to the Plan’s investments are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). This ASU permits, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this ASU on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Accounting Standards Codification (ASC) Topic 946, Financial Services – Investment Companies, as of the reporting entity’s measurement date. ASU 2009-12 is effective for periods ending after December 15, 2009. The impact of ASU 2009-12 on the Plan’s disclosures is reflected in Note 4 – Fair Value Measurements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC Topic 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 was effective for reporting periods beginning after December 15, 2009. The impact of ASU 2010-06 on the Plan’s disclosures is reflected in Note 4 – Fair Value Measurements.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance, plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 was effective for fiscal years ending after December 15, 2010, and was required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010, and have been similarly reclassified retrospectively as of December 31, 2009.

3. Investments

During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31 2010

1st Source Corporation common stock	$6,135,983
Mutual funds	4,675,949
1st Source Bank common trust funds	1,300,621
Net realized and unrealized appreciation in fair value of investments	$12,112,553

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets is as follows:

	December 31
	2010	2009

1st Source Corporation common stock*	$28,428,375	$20,310,391
Wasatch-1st Source Monogram Income Fund*	17,402,988	15,538,833
Wasatch-1st Source Monogram Income Equity Fund*	15,746,042	17,754,193
1st Source Bank Employee Benefit Guaranteed Income Fund*	12,195,192	11,207,374
Morgan Stanley Institutional International Equity Fund I*	11,339,501	10,636,283
Fidelity Contrafund #022	9,435,705	(a)
1st Source Bank Employee Benefit Aggressive Fund*	9,099,933	8,594,724
1st Source Bank Employee Benefit Balanced Fund*	9,006,194	8,275,148

*Includes nonparticipant-directed investments.

(a) Investment is less than 5%

4. Fair Value Measurements

Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the NAV as reported by the funds on the last business day of the plan year. Common trust funds are valued using the NAV as the practical expedient. The common trust funds are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions. The fair value of these funds has been estimated based on the fair value of the underlying investments as reported by the issuer of the funds.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table summarizes the Plan’s investments that are measured at fair value by Level within the fair value hierarchy:

	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$53,171,564	$–	$–
International equities	11,339,501	–	–
1st Source Corporation common stock	28,428,375	–	–
1st Source Bank common trust funds	–	30,301,319	–
Short-term investment fund	106,978	–	–
Balance at December 31, 2010	$93,046,418	$30,301,319	$–

Mutual funds:
U.S. equities	$45,653,691	$–	$–
International equities	10,636,283	–	–
1st Source Corporation common stock	20,310,391	–	–
1st Source Bank common trust funds	–	28,077,246	–
Short-term investment fund	106,330	–	–
Balance at December 31, 2009	$76,706,695	$28,077,246	$–

The Plan transferred certain investments from Level 1 to Level 2 during the year ended December 31, 2010, in order to comply with guidance in ASU 2009-12.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Nonparticipant-directed investments are put into participants’ accounts by the employer (match, profit sharing, and 2%). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2010	2009
Net assets
Cash	$–	$1
1st Source Corporation common stock	15,558	12,282
1st Source Corporation mutual funds	31,333,364	28,616,899
1st Source Bank common trust funds	3,402,836	3,185,285
Total net assets – nonparticipant-directed investments	$34,751,758	$31,814,467

Year Ended December 31 2010
Changes in net assets
Investment income	$684,781
Contributions	1,471,184
Benefits paid to participants	(1,469,613)
Net realized and unrealized appreciation in fair value of investments	2,250,939
Total changes in net assets – nonparticipant-directed investments	$2,937,291

6. Related Party Transactions

The Plan holds units of common/collective trust funds managed by 1st Source Bank, the trustee of the Plan. The Plan also invests in the common stock of 1st Source. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

All expenses incurred in administration of the Plan are paid by 1st Source or by the Plan.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2007.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$128,011,744	$109,776,320
Benefit claims payable	(22,316)	(8,663)
Adjustment from fair value to contract value for benefit-responsive investment contracts	281,171	88,947
Net assets available for benefits per the Form 5500	$128,270,599	$109,856,604

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010, to the Form 5500:

Benefits paid to participants per the financial statements	$4,546,073
Add amounts allocated to withdrawing participants at December 31, 2010	22,316
Less amounts allocated to withdrawing participants at December 31, 2009	(8,663)
Less amounts refunded as corrective distributions in the year ended December 31, 2010	(127,477)
Benefits paid to participants per the Form 5500	$4,432,249

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$22,911,991
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	281,171
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(88,947)
Add excess contributions made in the year ended December 31, 2010	97,036
Total income per the Form 5500	$23,201,251

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 35-1068133 Plan Number: 003

December 31, 2010

	Identity of Issuer, Borrower, Lessor,
	or Similar Party	Description of Investment		Cost	Current Value

	Short-term investments
	Federated Treasury Obligation SS Fund	106,978	shares	$106,978	$106,978

	Common stock
*	1st Source Corporation	1,404,564	shares	20,979,433	28,428,375

	Mutual funds
	Wasatch-1st Source Monogram Income Fund	1,712,893	shares	17,039,631	17,402,988
	Wasatch-1st Source Monogram Income Equity Fund	1,132,809	shares	14,654,175	15,746,042
	Morgan Stanley Institutional International Equity
	Fund I	833,174	shares	13,978,889	11,339,501
	Wasatch-1st Source Long/Short Fund	440,845	shares	4,846,014	5,567,870
	Fidelity Contrafund #022	139,314	shares	8,356,013	9,435,705
	Stratton Small Cap Value Fund	76,887	shares	3,429,466	3,815,109
	Vanguard 500 Index Fund	12,582	shares	1,159,323	1,203,850
				63,463,511	64,511,065
	Common trust funds
*	1st Source Bank Employee Benefit Guaranteed
	Income Fund	404,053	units	10,834,605	12,195,192
*	1st Source Bank Employee Benefit Aggressive Fund	627,438	units	9,296,191	9,099,933
*	1st Source Bank Employee Benefit Balanced Fund	577,835	units	8,674,015	9,006,194
				28,804,811	30,301,319

*	Loans to participants	Interest rates ranging from
		5.25% – 11.50%,
		maturities through 2025		–	1,078,123

				$113,354,733	$124,425,860
*	Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

1st SOURCE CORPORATION
EMPLOYEE STOCK OWNERSHIP AND PROFIT
SHARING PLAN

By the Plan Administrator
1st Source Corporation

Date:	June 28, 2011	/s/TINA H. PERKINS
Tina H. Perkins, Senior Vice President